
October 4, 2012

Via E-mail
Ms. Brandi DeFoor
President and Chief Executive Officer
SECURE NetCheckIn Inc.
13118 Lamar Avenue
Overland Park, KS 66209

> **Re: SECURE NetCheckIn Inc.**
> **Item 4.01 Form 8-K**
> **Filed October 3, 2012**
> **File No. 333-173172**

Dear Ms. DeFoor:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please correct the date of report on the cover page of your Form 8-K to reflect the date of the earliest event reported within this Form 8-K.

2. We note that you filed the letter from your former accountants as a jpg file, which is not readable by EDGAR. We also note that you filed the letter from your former accountants as Item 4.01 of Form 8-K and you filed as Exhibit 23 the text that should be Item 4.01 of Form 8-K. Please amend your filing to file the correct information as Item 4.01 of Form 8-K and to file the letter from your former accountants as Exhibit 16 to that Form 8-K. Please ensure that the letter from your former accountants is in a format that is readable by EDGAR, such as html or searchable pdf. If you have questions about filing on EDGAR, please refer to our website at http://www.sec.gov/info/edgar.shtml or contact our EDGAR Filer Support office at (202) 551-8900.

(a) Dismissal of Independent Registered Accounting Firm

3. Please disclose whether the decision to dismiss Weaver, Martin & Samyn, LLC ("Weaver & Martin") was recommended or approved by your Board of Directors. Refer to Item 304(a)(1)(iii) of Regulation S-K.

4. Please clearly disclose the periods in which there were no disagreements with Weaver & Martin. If true, please state that there were no disagreements with Weaver & Martin during your two most recent fiscal years and the subsequent interim period through the date of dismissal. Refer to Item 304(a)(1)(iv).

5. We note that you engaged Tarvaran, Askelson & Company LLP two weeks before dismissing Weaver & Martin. Please tell us why Weaver & Martin was not dismissed prior to or concurrently with the engagement of Tarvaran, Askelson & Company LLP. In doing so, tell us whether you discussed or consulted with Weaver & Martin on any matters other than their dismissal after the engagement of Tarvaran, Askelson & Company LLP on September 15, 2012.

(b) Engagement of New Independent Registered Public Accounting Firm

6. We note your disclosure that during your most recent fiscal year end and the interim periods preceding the engagement of Tarvaran, Askelson & Company LLP, and through September 15, 2012 neither you nor anyone acting on our behalf, has consulted with Tarvaran, Askelson & Company LLP regarding either: (i) the application of accounting principles to a specified transaction, either contemplated or proposed, (ii) the type of audit opinion that might be rendered on the Company's financial statements, or (iii) any matter that was either the subject of a disagreement between the Company and Weaver & Martin as described in Item 304(a)(1)(iv) of Regulation S-K or a reportable event as described in Item 304(a)(1)(v) of Regulation S-K. Please revise your disclosure to indicate whether you consulted with Tarvaran, Askelson & Company LLP during your two most recent fiscal years and the subsequent interim period through September 15, 2012. Refer to Item 304(a)(2) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or me at (202) 551-3737 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief